FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 27, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on January 27, 2022

On January 27, 2022, the Registrant filed a report with the Israeli Securities Authority, noting that on January 27, 2022, the Company's Compensation Committee approved the Company's engagement in a Directors and Officers Liability Insurance Policy, including officers who are among the controlling shareholder of the Company and/or their relatives (as they will be from time to time), for the period from February 5, 2022 until and including February 4, 2023 (the "Insurance Period"), pursuant to the Company's Compensation Policy and Regulation 1.b.1 of the Israeli Companies Regulations (Facilitating Transactions with Interest holders), 5772-2000 (the "Facilitation Regulations").

The said insurance policy limit of liability is in the amount of $ 50 million per claim and in the aggregate ("the Policy"), plus reasonable legal expenses beyond the said limit of liability. The premium to be paid by the Company in respect of the Policy for the Insurance Period is lower than that paid by the Company in respect of the insurance period of the current policy ending on February 4, 2022.

The reasoning of the Compensation Committee for approving the aforesaid resolution included the following :a. a directors and officer insurance policy is in the Company's best interest and constitutes an acceptable protection given to officers of public companies in Israel, which is essential to enable the Company's officers to act in favor of the Company, and to enable officers to perform their duties properly, while reducing their personal exposure, subject to the limitations of the law; b. The terms of the new policy (including the premium and the deductible) meet the criteria set forth in the Company's Compensation Policy in relation to the officers' insurance, approved by the Company's shareholders' meeting in December 2021; c. The agreement is in the ordinary course of business and in market conditions and does not materially affect the Company's profitability, property or liabilities.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 27, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary